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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

RIMFIRE MINERALS CORPORATION TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Thorn Property Joint Venture Formed

PR04-19

Vancouver, BC – September 30, 2004:  Further to Cangold Limited’s news release dated September 24, 2004, Henry Awmack, Chairman of Rimfire Minerals Corporation reports that Rimfire has received written confirmation from the underlying vendors that Rimfire has fulfilled its vesting requirements and has earned a 100% interest in the Thorn Property subject to a 3.5% Net Smelter Return (NSR), of which 2% can be purchased for $3 million.  This allows the formation of a joint venture between Cangold and Rimfire whereby Cangold and Rimfire will hold interests in the property of 51% and 49% respectively.

Cangold recently acquired its 51% interest in the Thorn Property from Rimfire through the exercise of an option held under an agreement dated March 31, 2002.  In fulfillment of this agreement Cangold funded $1.2 million in exploration expenditures, paid Rimfire $190,000 cash and issued 250,000 shares to Rimfire.

Cangold, as the joint-venture operator, has mobilized crews to commence a 13 hole diamond drilling program (see Rimfire news release PR04-18, September 27, 2004) to test eight separate target areas at the Thorn.  Targets include high grade silver and gold mineralization discovered in drilling in 2003, high grade gold-silver-copper veins, and three new targets defined by IP geophysical anomalies.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in British Columbia and Alaska. Partners include AngloGold (U.S.A.) Exploration Inc., Newmont Mining Company, Northgate Minerals Corporation, Cangold Limited and Serengeti Resources Inc.

On behalf of Rimfire Minerals Corporation

“Henry Awmack”

Henry Awmack, Chairman

If you have an E-mail address and would prefer to receive Rimfire’s news through this format, please E-mail us at info@rimfire.bc.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

September 27, 2004

Item 3

Press Release:

Date of Issue

Place of Issue

September 30, 2004

Vancouver, British Columbia

Market News Publishing Inc., Canada Stockwatch,

The Northern Miner

(*Delivery to news services does not guarantee publication or broadcast.)

Item 4

Summary of Material Change:

Rimfire Minerals Corporation has received written confirmation from the underlying vendors that Rimfire has fulfilled its vesting requirements and has earned a 100% interest in the Thorn Property subject to a 3.5% Net Smelter Return (NSR), of which 2% can be purchased for $3 million. This allows the formation of a joint venture between Cangold Limited and Rimfire whereby Cangold and Rimfire will hold interests in the property of 51% and 49% respectively.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation has received written confirmation from the underlying vendors that Rimfire has fulfilled its vesting requirements and has earned a 100% interest in the Thorn Property subject to a 3.5% Net Smelter Return (NSR), of which 2% can be purchased for $3 million. This allows the formation of a joint venture between Cangold Limited and Rimfire whereby Cangold and Rimfire will hold interests in the property of 51% and 49% respectively. Cangold recently acquired its 51% interest in the Thorn Property from Rimfire through the exercise of an option held under an agreement dated March 31, 2002.  In fulfillment of this agreement Cangold funded $1.2 million in exploration expenditures, paid Rimfire $190,000 cash and issued 250,000 shares to Rimfire.

Item 6

Reliance on Section 85(2) of the Act:

Not applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Dorothy G. Miller, C.F.O. 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 1st day of October, 2004.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Form53-901F

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

October 1, 2004